Exhibit 12.1

Loews Corporation

Calculation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Years Ended December 31,
	2015		2014		2013		2012		2011
Pretax income from continuing operations before noncontrolling interests	$244		$1,810		$2,277		$2,022		$2,327
Add (deduct):
Loss (income) from equity investees	(158)		(318)		(527)		(300)		(117)
Distributions from equity investees	340		382		147		197		191
Capitalized interest	(21)		(76)		(91)		(55)		(30)
Amortization of capitalized interest	13		10		9		10		8

Earnings before fixed charges	418		1,808		1,815		1,874		2,379

Fixed charges:
Interest expensed	520		513		442		440		522
Capitalized interest	21		76		91		55		30
Other interest related factors	30		39		37		38		38

Total fixed charges	571		628		570		533		590

Total earnings and fixed charges	$989		$2,436		$2,385		$2,407		$2,969

Ratio of earnings to fixed charges	1.7	x	3.9	x	4.2	x	4.5	x	5.0	x